Volaris Reports May 2023 Traffic Results:

17% YoY Demand Growth with an 85% Load Factor

Mexico City, Mexico, June 6, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its May 2023 preliminary traffic results.

In May 2023, Volaris’ capacity (measured in ASMs) increased by 21.6% year-over-year, while demand (measured in RPMs) increased by 17.1%; the result was a load factor decrease of 3.2 pp YoY to 84.5%. Volaris transported 2.8 million passengers during the month, an 11.1% increase compared to May 2022. Demand in the Mexican domestic and international markets increased by 7.1% and 44.8%, respectively. To mitigate aircraft delivery delays and unexpected engine shop visits, Volaris has been able to extend six aircraft leases and add three spare aircraft to its fleet. With these additional assets, Volaris has been able to maintain its capacity growth.

Enrique Beltranena, Volaris' President and CEO, remarked: “We are proud to have recently launched 40 new routes, successfully connecting underserved cities with leisure and bus-switching routes, further solidifying Volaris' leading position in the domestic market; notably, 33 of these new routes have no air competition.”

	May 2023	May 2022	Variance	YTD May 2023	YTD May 2022	Variance
RPMs (million, scheduled & charter)
Domestic	1,883	1,759	7.1%	9,395	8,458	11.1%
International	924	638	44.8%	4,330	3,078	40.7%
Total	2,807	2,397	17.1%	13,725	11,536	19.0%
ASMs (million, scheduled & charter)
Domestic	2,211	1,933	14.4%	11,003	9,653	14.0%
International	1,109	798	39.0%	5,130	3,988	28.7%
Total	3,320	2,731	21.6%	16,133	13,641	18.3%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	85.2%	91.0%	(5.8) pp	85.4%	87.6%	(2.2) pp
International	83.3%	80.0%	3.4 pp	84.4%	77.2%	7.2 pp
Total	84.5%	87.8%	(3.2) pp	85.1%	84.6%	0.5 pp
Passengers (thousand, scheduled & charter)
Domestic	2,186	2,080	5.1%	10,894	9,893	10.1%
International	630	453	39.0%	2,988	2,204	35.6%
Total	2,816	2,533	11.1%	13,882	12,097	14.8%

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats flown by passengers multiplied by the number of miles the seats are flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles the seats are flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 242 and its fleet from 4 to 122 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com